
05009341

GUS

Ref: PGC/ltop/adr170605

17 June 2005

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA


PROCESSING
SECTION
RECEIVED
JUN 27 2005
183
WASH. D.C.

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued from 8 June to 16 June together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

SCHEDULE OF DOCUMENTS ISSUED
8 JUNE 2005 to 16 JUNE 2005

COMPANIES HOUSE FILINGS		
16 June 2005	-	Forms 88(2) re allotment of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)		
8 June 2005	-	Director shareholding
9 June 2005	-	Director shareholding
10 June 2005	-	Adoption of IFRS 2
10 June 2005	-	Holdings(s) in company
10 June 2005	-	Director shareholding
14 June 2005	-	Adoption of IFRS
14 June 2005	-	Director shareholding
15 June 2005	-	Director shareholding
15 June 2005	-	Holdings(s) in company
16 June 2005	-	Holdings(s) in company

17 JUNE 2005

Ref: chcorres.pgc.roc88(2)s

GUS

16 June 2005

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully



Paul Cooper

Assistant Company Secretary


MAIL PROCESSING
SECTION
WASH. D.C.
183

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which sh es were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	109,805		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.53		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which sh es were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2673	3009	86193
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£3.757	£6.127	£6.530

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

CHFP083

Return of Allotment of Shares

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	29,846	13,668	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.530	£6.127	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Exemption number 82-5017

RNS announcements

REG-GUS PLC Director Shareholding Released: 08/06/2005

RNS Number:3303N
GUS PLC

On 8 June 2005, Abacus Corporate Trustee Limited purchased 350,000 Ordinary shares of 25p each in the Company as trustee of the GUS plc ESOP Trust at a price of 865.9601pence per share. Directors of the Company are potential beneficiaries of this ESOP and accordingly this share purchase is deemed to increase their interests in the Ordinary share capital of the Company.

Exemption number 82-5017

RNS announcements

REG-GUS PLC Director Shareholding Released: 09/06/2005

RNS Number:3856N
GUS PLC

On 9 June 2005, Abacus Corporate Trustee Limited purchased 400,000 Ordinary shares of 25p each in the Company as trustee of the GUS plc ESOP Trust at a price of 865.7688 pence per share. Directors of the Company are potential beneficiaries of this ESOP and accordingly this share purchase is deemed to increase their interests in the Ordinary share capital of the Company.

82 5017

10 June 2005

GUS plc

Adoption of IFRS 2

GUS plc, the retail and business services group, has in the past prepared its financial statements in accordance with UK Generally Accepted Accounting Principles (UK GAAP). Following a European Union Regulation issued on 19 July 2002, GUS will be required to report its results in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Commission from 1 April 2005. The Transition Date to IFRS for GUS is 1 April 2004, being the start of the period of comparative information.

An explanation of the differences between UK GAAP and IFRS that are applicable to GUS will be released on 14 June 2005 and key differences between UK GAAP and IFRS will also be described in the 2005 Annual Report due for release on 20 June 2005.

GUS has elected to apply IFRS 2 "Share-based payment" to those share-based payments granted before 7 November 2002 but not vested at the Transition Date. IFRS 2 is only required to be applied to share-based payments granted after 7 November 2002. However, the Group considers that retrospective application before this date provides a better indication of how past and future results are affected in relation to the year-on-year level of grants. As required by IFRS 2, the fair values of grants made before 7 November 2002 must be disclosed before IFRS is formally adopted. Accordingly, the fair values of all grants that impact the Group's financial results under IFRS for the year to 31 March 2005 are shown below.

Enquiries

GUS

David Tyler	Group Finance Director	020 7495 0070
Fay Dodds	Director of Investor Relations	

Finsbury

Rupert Younger		020 7251 3801
Rollo Head		

GUS announcements are available on its website, www.gusplc.com.

GUS plc

The fair values (at date of grant) of share scheme grants made to date are shown below:

Options and awards in respect of the ordinary shares of GUS plc

The GUS plc Savings Related Share Option Scheme, The GUS plc Savings Related Share Option Scheme (Ireland) and The GUS plc International Savings Related Share Option Scheme	Grant date	Fair value
3 year	9 February 2002	166p
5 year	9 February 2002	176p
3 year	5 July 2002	159p
5 year	5 July 2002	182p
3 year	26 June 2003	192p
5 year	26 June 2003	209p
3 year	26 June 2004	235p
5 year	26 June 2004	267p

The 1998 Approved and Non-Approved Executive Share Option Schemes	Grant date	Fair value
	9 December 1998	177p
	23 June 1999	192p
	8 December 1999	98p
	7 April 2000	118p
	7 August 2000	103p
	6 December 2000	124p
	11 June 2001	161p
	17 December 2001	151p
	6 June 2002	139p
	23 December 2002	128p
	19 June 2003	130p
	2 December 2003	160p
	1 June 2004	171p
	24 November 2004	162p

The North America Stock Option Plan	Grant date	Fair value
	14 June 2000	111p
	6 December 2000	122p
	11 June 2001	158p
	6 June 2002	135p
	23 December 2002	127p
	19 June 2003	126p
	2 December 2003	154p
	1 June 2004	165p
	24 November 2004	155p

The GUS plc Performance Share Plan and The GUS plc Executive Long Term Incentive Plans	Grant date	Fair value
	1 April 2000	229p
	11 June 2001	377p
	6 June 2002	389p
	31 July 2002	292p
	19 June 2003	398p
	1 June 2004	494p

The GUS plc Co-Investment Plan	Grant date	Fair value
	17 June 2002	572p
	20 June 2003	582p
	11 June 2004	824p

Options and awards in respect of ordinary shares of Burberry Group plc

Scheme	Grant date	Fair value
The Burberry IPO Senior Executive Restricted Share Plan	11 July 2002	218p
The Burberry 2004 Senior Executive Restricted Share Plan	2 August 2004	300p
The Burberry Senior Executive IPO Share Option Scheme	11 July 2002	76p
The Burberry Group plc Executive Share Option Scheme 2002	12 June 2003	87p
The Burberry Group plc Executive Share Option Scheme 2002	2 August 2004	107p
The Burberry Group plc Co-Investment Plan	29 July 2004	380p
All Employee Share Plan	12 July 2002	225p
All Employee Share Plan	30 August 2003	325p
All Employee Share Plan	July/August 2004	375p

Options and awards in respect of the ordinary shares of Lewis Group Limited

Scheme	Grant date	Fair value (Rand)
The Lewis Executive IPO Restricted Share Scheme (3 year)	4 October 2004	27.0
The Lewis Executive IPO Restricted Share Scheme (4 year)	4 October 2004	26.0
The Lewis Executive IPO Restricted Share Scheme (5 year)	4 October 2004	25.1
The Lewis Executive Share Option Scheme (3 year)	4 October 2004	5.3
The Lewis Executive Share Option Scheme (4 year)	4 October 2004	6.1
The Lewis Executive Share Option Scheme (5 year)	4 October 2004	6.7
The Lewis All Employee Share Scheme (2 year)	4 October 2004	27.9
The Lewis All Employee Share Scheme (3 year)	4 October 2004	27.0
The Lewis All Employee Share Scheme (4 year)	4 October 2004	26.0

Ref: PGC/Ann100605Bar

GUS

10 June 2005

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
183
SECTION

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr G Bentley - Company Secretary
SECURITY NUMBER:	461919
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0870 836 4064

ANNOUNCEMENT

GUS plc ("GUS") has today received a notification from Barclays PLC ("Barclays"), pursuant to Sections 198 to 202 of the Companies Act 1985, advising that, through thirteen legal entities named in the notification, Barclays now has a notifiable interest in 30,440,191 ordinary shares in GUS (representing 3.05% of the issued ordinary share capital of GUS). The notification was dated 9 June 2005.

At the time of their last such notification (received and released on 22 February 2005), Barclays held 40,273,877 ordinary shares in GUS (representing 4.01% of the issued ordinary share capital at that date).

Exemption number 82-5017
RNS announcements

REG-GUS PLC Director Shareholding Released: 10/06/2005

RNS Number:4488N
GUS PLC
10 June 2005

On 10 June 2005, Abacus Corporate Trustee Limited purchased 400,000 Ordinary shares of 25p each in the Company as trustee of the GUS plc ESOP Trust at a price of 875.4022 pence per share. Directors of the Company are potential beneficiaries of this ESOP and accordingly this share purchase is deemed to increase their interests in the Ordinary share capital of the Company."


SEC MAIL PROCESSING
RECEIVED
JUN 2 7 2005
WASH. D.C.
183
SECTION

14 June 2005

GUS plc

Adoption of International Financial Reporting Standards

GUS plc, the retail and business services group, today releases its unaudited financial results for the year to 31 March 2005 as prepared under International Financial Reporting Standards.

The move to IFRS will not change how GUS is managed and will have no impact on cash flow.

The main changes compared to the financial results prepared under UK GAAP are as below:

- **Benchmark PBT[1] of £906m, £4m lower than the UK GAAP equivalent of £910m**
- **Reported PBT of £843m**, £150m higher than the UK GAAP equivalent of £693m, mainly reflecting the elimination of goodwill amortisation
- **Effective tax rate[2] of 26.5%,** up 2.2% compared to the UK GAAP equivalent of 24.3%. Tax payable in cash is unlikely to change materially as a result of IFRS
- **Benchmark basic EPS[3] of 61.5p, 4% lower than the UK GAAP equivalent of 63.8p,** reflecting the higher tax rate
- **Reported basic EPS of 59.9p**, 17.6p higher than the UK GAAP equivalent of 42.3p
- **Capital employed at 31 March 2005 of £3,384m**, compared to the UK GAAP equivalent of £3,070m

1 Benchmark PBT is defined as profit before amortisation of acquisition intangibles, exceptional items (i.e. gains or losses on disposal or closure of businesses and goodwill impairment charges), financing fair value remeasurements and taxation. It includes the Group's share of associates' pre-tax profit and the profits or losses of discontinued operations up to the date of disposal or closure.
2 Effective tax rate is based on Benchmark PBT.
3 Benchmark basic EPS takes Benchmark PBT less taxation (attributable to Benchmark PBT) and minority interests, divided by the weighted average number of shares in issue (excluding own shares held in Treasury and in the ESOP trust).

Enquiries

GUS

David Tyler	Group Finance Director	020 7495 0070
Fay Dodds	Director of Investor Relations	

Finsbury

Rupert Younger	020 7251 3801
Rollo Head	

GUS announcements are available on its website, www.gusplc.com. There will be a conference call to discuss this announcement at 10am today. The slides which will be referred to during this call and additional information on the formal IFRS financial statements presentation, accounting policies and the fair value of share-based payments are also available on the website.

Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward-looking statements.

Introduction

For accounting periods commencing on or after 1 January 2005, it is mandatory for the consolidated financial statements of all European listed companies to be reported in accordance with International Financial Reporting Standards (IFRS). For GUS, the first year of full IFRS reporting is the 12 months ending 31 March 2006. The Transition Date is 1 April 2004.

The move to IFRS will not change how GUS is managed and will have no impact on cash flow. As with most companies, it will, however, lead to increased volatility in the income statement and balance sheet, with the presentation of the financial statements also affected.

Against this background, GUS has identified measures of Benchmark PBT and Benchmark EPS that it believes will assist understanding of the performance of the business. This approach is comparable with that previously used. Management will focus on these measures while complying with the reporting requirements of IFRS. Free cash flow is not affected by the transition to IFRS and remains a key performance indicator both internally and for shareholders.

This announcement summarises:

- the major changes to the income statement resulting from the move from UK Generally Accepted Accounting Principles (UK GAAP) to IFRS;
- the definition of Benchmark PBT and Benchmark EPS; and
- the material transitional adjustments to the balance sheet at 1 April 2004 and the restated balance sheet at 31 March 2005.

Additional disclosure is given in the Appendix, including divisional analyses and restated interim results.

The financial information in this announcement is unaudited. It is also subject to possible change as the definition and interpretation of IFRS continues to evolve and be amended by the relevant authorities.

Financial statements for 12 months to 31 March 2005 – under UK GAAP

On 25 May 2005, GUS issued its preliminary results. The financial statements were prepared under UK GAAP as summarised below:

12 months to 31 March 2005	**Notes**	**Profit £m**
Argos Retail Group		421.5
Experian		318.3
Burberry		165.7
Central activities		(24.1)
Continuing operations	2-5	**881.4**
Discontinued operations		55.4
Total		**936.8**
Net interest	3, 5	(26.4)
Profit before amortisation of goodwill, exceptional items and taxation		**910.4**
Amortisation of goodwill	6	(207.3)
Exceptional charge	7	(10.0)
Profit before taxation		**693.1**
Taxation	9	(221.2)
Equity minority interests		(49.4)
Profit for the financial year		**422.5**
Dividends	10	(292.7)
Retained profit		**129.8**
EPS before amortisation of goodwill and exceptional items		**63.8p**
Reported basic EPS		**42.3p**

The profit figure shown against each business above is operating profit, defined as profit before interest, taxation, exceptional items and goodwill amortisation.
This summary table differs from the statutory UK GAAP profit and loss account.

At 31 March 2005	**Notes**	**£m**
Total equity shareholders' funds	3-6, 10	2,810
Equity minority interests		260
Capital employed		**3,070**

Financial statements for 12 months to 31 March 2005 – under IFRS

The results presented in the same format as UK GAAP on the previous page but measured under IFRS have been restated and summarised as below:

12 months to 31 March 2005	Notes	Profit £m
Argos Retail Group		418.0
Experian		317.0
Burberry		161.3
Central activities		(21.8)
Continuing operations	2-5	**874.5**
Discontinued operations		55.2
Total		**929.7**
Net interest	3, 5	(23.7)
Benchmark PBT	1	**906.0**
Amortisation of acquisition intangibles	6	(4.1)
Exceptional charge	7	(3.5)
Fair value remeasurements	8	-
Profit before taxation		**898.4**
Taxation	9	(250.2)
Equity minority interests		(49.4)
Profit for the financial year		**598.8**
Dividends*	10	(281.5)
Retained profit*		**317.3**
Benchmark EPS	1	**61.5p**
Reported basic EPS		**59.9p**

The profit figure shown against each business above is operating profit, defined as profit before interest, taxation, exceptional items, amortisation of acquisition intangibles and financing fair value remeasurements.
This summary table differs from the formal IFRS income statement. A reconciliation between the two is included in Appendix 1.
* IFRS records dividends as movements in equity rather than appropriations of profit. The term retained profit is used here as a direct comparison to UK GAAP.

At 31 March 2005	Notes	£m
Total equity shareholders' funds	3-6, 10	3,128
Equity minority interests		256
Capital employed		**3,384**

Reconciliation of the summary tables from UK GAAP to IFRS

Benchmark PBT of £906m is £4m lower than the UK GAAP equivalent of £910m. The table below provides a summary reconciliation of UK GAAP to IFRS for the year to 31 March 2005:

12 months to 31 March 2005	Notes	£m
Profit before amortisation of goodwill, exceptional items and taxation under UK GAAP		**910.4**
Share-based payments	2	(6.6)
Pension costs	3	2.3
Catalogue costs	4	(1.2)
Other adjustments	5	1.1
Benchmark PBT under IFRS	1	**906.0**

The equivalent of retained profit under IFRS is significantly higher in 2005. The table below provides a summary reconciliation of retained profit under UK GAAP to retained profit under IFRS:

12 months to 31 March 2005	Notes	£m
Retained profit for the year under UK GAAP		**129.8**
Share-based payments, pension costs, catalogue costs and other adjustments as above	2-5	(4.4)
Amortisation of acquisition intangibles	6	(4.1)
Reversal of goodwill amortisation	6	207.3
Goodwill impairment	6	-
Net change to exceptional charge	7	6.5
Fair value remeasurements relating to financial instruments	8	-
Deferred taxation	9	(29.0)
Dividends	10	11.2
Retained profit for the year under IFRS		**317.3**

Capital employed increases at 31 March 2005 by 10% under IFRS. The following table provides a summary reconciliation between UK GAAP and IFRS for the balance sheets as at 1 April 2004 and 31 March 2005:

	Notes	At 31 March 2005 £m	At 1 April 2004 £m
Capital employed under UK GAAP		**3,070**	**2,971**
Pension liabilities	3	(226)	(227)
Catalogue costs	4	(15)	(14)
Lease incentives	5	(34)	(34)
Amortisation of acquisition intangibles	6	(4)	-
Reversal of UK GAAP goodwill amortisation charged after transition	6	207	-
Goodwill impairment on transition	6	(3)	(3)
Deferred taxation	9	186	210
Dividends	10	202	191
Other	5	1	(5)
Capital employed under IFRS		**3,384**	**3,089**

Notes to tables

The following notes explain the definition of Benchmark PBT and the main differences between the summary tables under UK GAAP and IFRS.

Note 1 – Benchmark PBT
GUS has defined Benchmark PBT as profit before:
- amortisation of acquisition intangibles;
- exceptional items (i.e. gains or losses on disposal or closure of businesses and goodwill impairment charges);
- fair value remeasurements relating to financial instruments; and
- taxation.

Benchmark PBT also includes:
- the Group's share of pre-tax profits of associates (IFRS requires disclosure of the post-tax result on the formal income statement); and
- any operating profits or losses of discontinued operations up to the date of disposal or closure (which are shown separately under IFRS).

The additional disclosures below Benchmark PBT are still shown in the summary table on page five and in the formal income statement as required.

Benchmark basic EPS takes Benchmark PBT less taxation (attributable to Benchmark PBT) and minority interests, divided by the weighted average number of shares in issue (excluding own shares held in Treasury and in the ESOP trust).

Note 2 – share-based payments
Expensing additional share-based payments reduces profit before tax and exceptional items by £6.6m in the year to 31 March 2005. IFRS requires that the fair value of all share-based payments is charged to the income statement over the vesting period. GUS has elected to apply the requirements retrospectively to all payments including those granted before the prescribed date of 7 November 2002 but not vested at the Transition Date to IFRS of 1 April 2004.

There are three principal differences in the accounting methods for share-based payments under UK GAAP and IFRS. These relate to:
- share options (including SAYE). These give rise to a charge under IFRS, whereas they did not under UK GAAP;
- the Performance Share Plan (which gives shares to participants at no cost depending on the total shareholder return of GUS over a three year period). The expense is lower under IFRS than under UK GAAP. Under UK GAAP, it was assumed that the awards vest in full. Under IFRS, it is estimated that 60% will vest; and

- the Co-Investment Plan (which gives participants matching shares after three years if they invest their annual cash bonus in GUS shares). *Although the total charge over time is the same under UK GAAP and IFRS, the phasing is different. Under UK GAAP, all the expense of a grant was taken at the beginning (i.e. in the year when the bonus on which it is based was earned). Under IFRS, the expense is spread over a four year period, starting in the year when the bonus on which it is based is earned.*

In the year to 31 March 2006, these changes are estimated to lead to an additional cost of about £20m compared to UK GAAP (i.e. about £13m higher than the corresponding £6.6m impact in 2005). This largely relates to the phasing of the Co-Investment Plan charge.

Note 3 – pensions
The change in the way that the cost of pension and other post-retirement benefits is calculated increases profit before tax and exceptional items by £2.3m in total in the year to 31 March 2005.
Under IFRS, the pension charge principally comprises a current service cost, charged to operating profit, and a financing item, reported within net interest. Under IAS 19, the current service cost of future pension benefits is calculated using a lower real discount rate than under SSAP 24, which increases the cost. However, this effect is offset at GUS by other changes, principally related to the manner in which scheme deficits were dealt with under SSAP 24. The net effect of these changes is to increase operating profit by £0.2m. Net interest is reduced by £2.1m, reflecting the excess of the expected return on pension assets over the interest on pension liabilities.

In the year to 31 March 2006, the current service cost is expected to increase by around £7m mainly because of reductions in discount rates and increased longevity. However, this will be offset by a decrease of about £7m in net interest, due mainly to the effect of the £76m special pension contributions made in March 2005.

Under IAS 19, GUS has adopted the option that requires the full actuarial value of the surplus or deficit of pension schemes and other post-retirement benefits to be shown on the balance sheet. The net liability, after deferred tax, in respect of pensions and other post-retirement benefits at 31 March 2005 was £78m. It is expected that the value of the surplus or deficit will fluctuate from one year to another, reflecting among other things changes in interest rates and the value of relevant stock markets.

Any movements in the pension assets and liabilities arising from actuarial gains and losses (such as changes in the discount rate, longevity assumptions or stock market fluctuations) are recognised immediately in full under IFRS through the Statement of Recognised Income and Expense (SORIE). As such, they do not impact either Benchmark PBT or reported PBT.

Note 4 – catalogue costs

Catalogue costs are expensed as incurred under IFRS, reducing profit before tax by £1.2m, whereas under UK GAAP, catalogue costs were expensed over the period in which the catalogues generated revenue. Although the year-on-year effect of this adjustment is small, it has a significant impact between the first and second halves in 2005. In the six months to 30 September 2004, catalogue costs were £8.1m lower under IFRS. In the six months to 31 March 2005, catalogue costs were £9.3m higher under IFRS.

In the year to 31 March 2006, catalogue costs under IFRS compared to UK GAAP are expected to have a similar net impact, reducing profit before tax by about £1m. However, the phasing is expected to differ significantly with catalogue costs about £2m lower in the six months to 30 September 2005 and about £3m higher in the second half of the year. In other words, compared to the previous year, this results in an adverse £6m movement in the six months to September 2005, offset by a favourable £6m movement in the six months to 31 March 2006.

Note 5 – other adjustments

Other adjustments comprise several other items that are not individually significant. They include property lease incentives, which are recognised over the full term of the lease under IFRS, reducing profit before tax by £0.4m. Under UK GAAP, these were recognised from the start of the lease to the first rent review.

The divisional split of the adjustments in notes 2 to 5 is given in Appendix 2.

Note 6 – goodwill amortisation

Under IFRS, the amortisation of capitalised goodwill on acquisitions is no longer allowed. Goodwill amortisation charged under UK GAAP after Transition Date is reversed in the IFRS income statement and balance sheet. Goodwill will be subject to an annual impairment review, with any charge reported under exceptional items in the summary table.

IFRS also requires that, on acquisition, specific intangible assets are identified and recognised and then amortised over their useful economic lives. These include items such as brand names and customer lists, to which value is first attributed at the time of acquisition. In the year to 31 March 2005, this amortisation amounted to £4.1m, which relates to Experian acquisitions undertaken during the year. Earlier acquisitions have not been restated.

As it did with goodwill amortisation, GUS will exclude amortisation of acquisition intangibles from its definition of Benchmark PBT. This is because the amortisation of acquisition intangibles is based on uncertain judgments about the value and economic life of such items and treated differently to similar assets created by expenditures within a business already owned by GUS. The amortisation of intangibles that have always been capitalised, principally databases and software, will continue to be charged in arriving at Benchmark PBT.

Note 7 – exceptional items
IFRS permits the use of exceptional items, although the treatment and measurement of certain items differs to that under UK GAAP. GUS will continue to treat as exceptional items only those costs associated with the disposal or closure of businesses and goodwill impairment charges. All other restructuring costs are charged against operating profit in the businesses in which they are incurred. In the year to 31 March 2005, exceptional costs were £10.0m under UK GAAP and £3.5m under IFRS, with the difference reflecting a £3.7m credit relating to the impact on pension liabilities of the disposal of home shopping and Reality and other minor remeasurements.

Note 8 – financial instruments
GUS has taken advantage of the option under IFRS 1 to defer the implementation of IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) to the financial year ended 31 March 2006. As a result, there will be no impact in the year to 31 March 2005. These standards will first be applied for the six months to 30 September 2005.

The most significant financial instruments for GUS are its forward sales of foreign currencies to hedge the value of investments in group businesses outside the UK. The treatment of these will be effectively the same under IFRS as under UK GAAP, with the fair value being recognised in the balance sheet and mark-to-market re-measurements being taken through the SORIE rather than the income statement.

Many, but not all, of the Group's other derivatives will qualify for hedge accounting under IFRS. These gains or losses will also be taken through the SORIE, not the income statement.

Some of the Group's derivatives will not qualify for hedge accounting. Gains or losses on these arising from market movements will be charged or credited to the income statement. As noted above, these financing fair value re-measurements are excluded from Benchmark PBT and EPS.

Note 9 - taxation
The effective tax rate under IFRS increased by 2.2% compared to the UK GAAP equivalent, largely because of the treatment of deferred tax. Under UK GAAP, the effective tax rate, based on profit before amortisation of goodwill and before profits and losses on sale of businesses, was 24.3%. Under IFRS, the equivalent effective tax rate is 26.5%. The increase is due to the treatment of tax relief on goodwill written off to reserves (on pre-1998 US acquisitions). Under UK GAAP, this relief was credited each year against the tax charge in the income statement. Under IFRS, a deferred tax asset is set up for this future relief at the time of the acquisition; as the tax relief is received, it is credited against this deferred tax asset.

It is important to note that tax payable in cash is unlikely to change materially as a result of IFRS.

For the year to 31 March 2006, as previously noted, GUS expects its effective tax rate to increase further by about 2%, mainly affected by GUS' current understanding of recent proposed changes in UK tax legislation.

Note 10 - dividends

IFRS does not allow a dividend that is proposed but not yet authorised to be accrued in the financial statements. This means that, under IFRS, accounting for dividends is effectively on a cash paid basis, resulting in a small difference in the full year charge on the income statement. On the balance sheet, there is therefore no longer a dividend accrual.

Appendix

1. Reconciliation of IFRS Benchmark PBT to formal income statement

12 months to 31 March 2005	£m
Benchmark PBT	**906.0**
Amortisation of acquisition intangibles	(4.1)
Exceptional items	(3.5)
Exclude operating profit of discontinued operations	(55.2)
Exclude interest expense of discontinued operations	1.2
Exclude exceptional items of discontinued operations	(0.2)
Include tax expense on share of profits of associates	(1.1)
IFRS profit before taxation	**843.1**
Tax expense	(233.0)
Profit after taxation	**610.1**
Discontinued operations (after interest, tax and exceptional items)	38.1
Profit for the financial year	**648.2**
Profit attributable to:	
Equity shareholders of the parent company	598.8
Minority interests	49.4
Profit for the financial year	**648.2**

2. Adjustments to Benchmark PBT by business

12 months to 31 March 2005 £m	UK GAAP	Share-based payments	Pensions	Other adjustments[1]	IFRS
Argos	309.6	(2.3)	-	(2.3)	305.0
Homebase	91.8	(1.3)	-	(0.2)	90.3
ARG FS	0.2	-	-	-	0.2
Wehkamp	19.9	-	1.8	0.8	22.5
Total ARG	421.5	(3.6)	1.8	(1.7)	418.0
Experian					
North America	188.2	0.6	-	0.1	188.9
International	130.1	(0.6)	(1.9)	0.5	128.1
Total Experian	318.3	-	(1.9)	0.6	317.0
Burberry	165.7	(4.3)	(0.2)	0.1	161.3
Central activities	(24.1)	2.1	0.5	(0.3)	(21.8)
Continuing operations	**881.4**	**(5.8)**	**0.2**	**(1.3)**	**874.5**
Discontinued operations	55.4	(0.8)	-	0.6	55.2
Total	**936.8**	**(6.6)**	**0.2**	**(0.7)**	**929.7**
Net interest	(26.4)	-	2.1	0.6	(23.7)
Benchmark PBT	**910.4**	**(6.6)**	**2.3**	**(0.1)**	**906.0**

1 These include catalogue costs, lease incentives and other adjustments that are not individually significant.

3. Restated interim results

Reconciliation of IFRS interim Benchmark PBT to interim formal income statement

Six months to 30 September 2004	£m
Benchmark PBT	**406.9**
Amortisation of acquisition intangibles	(0.1)
Exceptional items	21.1
Exclude operating profit of discontinued operations	(24.8)
Exclude interest income of discontinued operations	(0.2)
Exclude exceptional items of discontinued operations	(25.5)
Include tax expense on share of profits of associates	(0.8)
IFRS profit before taxation	**376.6**
Tax expense	(104.9)
Profit after taxation	**271.7**
Discontinued operations (after interest, tax and exceptional items)	43.8
Profit for the period	**315.5**
Profit attributable to:	
Equity shareholders of the parent company	296.9
Minority interests	18.6
Profit for the period	**315.5**

4. Adjustments to Benchmark PBT by business for H1 2004/5

Six months to 30 Sept 2004 £m	UK GAAP	Share-based payments	Pensions	Other adjustments[1]	IFRS
Argos	85.7	(1.0)	-	7.0	91.7
Homebase	76.3	(0.7)	-	(0.2)	75.4
ARG FS	0.4	-	-	-	0.4
Wehkamp	10.3	-	0.9	1.2	12.4
Total ARG	172.7	(1.7)	0.9	8.0	179.9
Experian					
North America	90.7	(1.4)	-	-	89.3
International	62.0	(1.9)	(1.0)	0.4	59.5
Total Experian	152.7	(3.3)	(1.0)	0.4	148.8
Burberry	78.8	(1.3)	(0.1)	0.2	77.6
Central activities	(10.8)	(2.7)	0.3	(0.3)	(13.5)
Continuing operations	**393.4**	**(9.0)**	**0.1**	**8.3**	**392.8**
Discontinued operations	24.8	-	-	-	24.8
Total	**418.2**	**(9.0)**	**0.1**	**8.3**	**417.6**
Net interest	(12.4)	-	1.0	0.7	(10.7)
Benchmark PBT	**405.8**	**(9.0)**	**1.1**	**9.0**	**406.9**
Amortisation of acquisition intangibles					(0.1)
Exceptional charge					21.1
Fair value remeasurements					-
Profit before taxation					**427.9**
Taxation					(112.4)
Equity minority interests					(18.6)
Profit for the period					**296.9**
Dividends[2]					(191.0)
Retained profit[2]					**105.9**
Benchmark EPS					**28.0p**
Reported basic EPS					**29.7p**

1 These include catalogue costs, lease incentives and other adjustments that are not individually significant.

2 IFRS records dividends as movements in equity rather than appropriations of profit. The term retained profit is used here as a direct comparison to UK GAAP.

5. Timetable

20 June 2005	**2005 Annual Report published,** giving summary IFRS reconciliation
20 July 2005	**AGM and Q1 Trading Update**, published under IFRS (as all subsequent Trading Updates will be)
17 November 2005	**2005/6 Interim results**, published under IFRS
24 May 2006	**2006 Preliminary results**, published under IFRS

6. Additional information

The following additional information is available on the GUS website, www.gusplc.com.

- Summary slide presentation, which will be referred to during the conference call at 10am today
- Formal IFRS financial statements presentation
- Accounting policies
- Fair value of share-based payments

Exemption number 82-5017


SEC MAIL
PROCESSING
RECEIVED
JUN 2 7 2005
WASH, D.C.
183
SECTION

RNS announcements

REG-GUS PLC Director Shareholding Released: 14/06/2005

RNS Number:5698N
GUS PLC

On 14 June 2005, Abacus Corporate Trustee Limited purchased 678,802 Ordinary shares of 25p each in the Company as trustee of the GUS plc ESOP Trust at a price of 874.1886 pence per share. Directors of the Company are potential beneficiaries of this ESOP and accordingly this share purchase is deemed to increase their interests in the Ordinary share capital of the Company.

82 5017

Ref: PGC/Ann150605ED's

15 June 2005

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley - Company Secretary
SECURITY NUMBER:	461919
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

SEE ATTACHED ANNOUNCEMENT


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
183
SECTION

GUS plc
("THE COMPANY")

DIRECTORS' INTERESTS IN CONNECTION WITH THE GUS CO-INVESTMENT PLANS

In accordance with the terms of The GUS Co-Investment Plans, the following directors have opted to defer receipt of their bonus for the year ended 31 March 2005 and to invest it in Ordinary shares of 25p in the Company. The resulting increases in their interests in GUS shares and in their contingent interests in matching shares awarded in connection with this plan are as follows:

Name of director	Number of Ordinary shares		Contingent interests in matching shares	
	Now acquired on behalf of director	Held after this acquisition	Now arising in respect of director	Held after this matching award
John Peace	51,293	394,093	173,875	723,889
Terry Duddy	45,219	244,111	153,285	664,542
Don Robert	83,109	197,878	166,219	379,434
David Tyler	31,720	248,898	107,528	431,391

The purchase of the shares acquired on behalf of the directors was made on 14 June 2005 at a price of 874.1886p per share; the award of the matching shares was also made on 14 June 2005 by reference to a price of 874.1886p per share. The release of these shares is deferred for three years and if the director resigns during the three-year period he will forfeit the right to the matching shares.

Following this notification, there are contingent awards held by directors under the terms of these plans in respect of 2,199,256 Ordinary shares of 25p in the Company.

82 5017

GUS

Ref: PGC/Ann15605Bar

15 June 2005

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley - Company Secretary
SECURITY NUMBER:	938865
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

ANNOUNCEMENT

GUS plc ("GUS") has today received a notification from Barclays PLC ("Barclays"), advising that, as of 10 June 2005, Barclays no longer holds a notifiable interest in the ordinary shares of 25p each in this Company. The notification was issued pursuant to Sections 198 to 202 of the Companies Act 1985 and was dated 13 June 2005.

82 5017



Ref: PGC/Ann160605LG

16 June 2005

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley - Company Secretary
SECURITY NUMBER:	177897
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

ANNOUNCEMENT

GUS plc ("GUS") has today received a notification from Legal & General Investment Management Limited ("LGIML") advising that LGIML now holds 39,769,942 ordinary shares in GUS (representing 3.98% of the issued ordinary share capital of GUS). The notification was issued pursuant to Sections 198 to 202 of the Companies Act 1985 and was dated 3 June 2005.

At the time of their last such notification (released on 20 December 2004), LGIML held 40,434,931 ordinary shares in GUS (representing 4.00% of the issued ordinary share capital at that date).